UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No.  3)*

XENONICS HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

984117101

(CUSIP Number)

Jerome Belson, Esq.

3692 Bedford Avenue, Suite 2A

Brooklyn, NY 11229

(212) 651-0606

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 31, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 984117101	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jerome Belson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,125,100
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,125,100
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,125,100
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 984117101	13D	Page 3 of 4 Pages

Item 1.  Security and Issuer.

This Schedule 13D relates to the common stock, par value of $0.001 per share (the “Common Stock”) of Xenonics Holdings, Inc., whose principal executive offices are located at 3186 Lionshead Avenue, Carlsbad, California 92010 (the “Issuer”).

Item 2.  Identity and Background.

(a)

The name of the reporting person is Jerome Belson (the “Reporting Person”).

(b)

The business address of the Reporting Person is 495 Broadway, Floor 6, New York, NY 10012.

(c)

The reporting Person’s present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is:

Attorney

Jerome Belson Associates, Inc.

3692 Bedford Avenue, Suite 2A

Brooklyn, NY 11229

(d)

The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

The Reporting Person is a citizen of the U.S.A.

Item 3.  Source or Amount of Funds or Other Consideration.

The Reporting Person has purchased a total of approximately 1,348,500 shares of the Issuer’s common stock in the market during the period from February 2007 through June 2012 at various market prices with a total cost of approximately $1,518,589.  The source of the funds for these transactions was the personal funds of the Reporting Person.  The Reporting Person has also made loans totaling approximately $950,000 from his personal funds to the Issuer during the past five years and in connection with the original issuance of those loans and the extension of some of the loans, the Reporting Person has been issued a total of 1,100,000 warrants to purchase common stock.  Subsequently the warrants and all but 1,125,100 shares have been gifted to relatives.

Item 4.  Purpose of Transaction.

 For investment purposes.

Item 5.  Interest in Securities of the Issuer.

(a)

The Reporting Person beneficially owns an aggregate of 1,125,100 shares of Common Stock representing 4.5% of the outstanding shares of Common Stock (based, as to the number of outstanding shares, upon the Issuer’s Form 10-K filed on January 13, 2015).

(b)

The Reporting Person has the sole right to vote and dispose, or direct the disposition of, 1,125,100 shares of Common Stock beneficially owned by the Reporting Person.

(c)

The Reporting Person had no transactions in the last 60 days.

(d)

Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 1,125,100 shares of Common Stock beneficially owned by the Reporting Person.

(e)

Not applicable.

CUSIP No. 984117101	13D	Page 4 of 4 Pages

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.  Material to Be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Jerome Belson Jerome Belson

February 10, 2015